UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

INFORMATION STATEMENT PURSUANT TO RULES 13d-1 AND 13d-2
UNDER THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)1

SED International Holdings, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

784109209
(CUSIP Number)

April 24, 2014
(Date of Event Which Requires Filing of This Statement)

Check the Appropriate box to designate the rule pursuant to which this schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

1 The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 784109209	13G	Page of 2 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MPIC Fund I, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
PN

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 3 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
MPIC Canadian Limited Partnership
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
PN

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 4 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Capital U.S., Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
CO

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 5 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Management Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
CO

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 6 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Corner Market Capital Corporation
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Vancouver, British Columbia, Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
CO

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 7 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Sanjeev Parsad
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
IN

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 8 of 14 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
Alnesh Mohan
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☑ (b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Canada
	5	SOLE VOTING POWER
NUMBER OF		0
SHARES	6	SHARED VOTING POWER
BENEFICIALLY		250,000
OWNED BY	7	SOLE DISPOSITIVE POWER
EACH		0
REPORTING	8	SHARED DISPOSITIVE POWER
PERSON WITH		250,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
250,000
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
N/A
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
4.8%*
12	TYPE OF REPORTING PERSON
IN

*
Based on the 5,165,500 shares reported by SED as being outstanding as of September 19, 2013 in its Annual Report on Form 10-K filed with the Securities and Exchange Commission with respect to its fiscal year ended June 30, 2013.

CUSIP No. 784109209	13G	Page of 9 of 14 Pages

Item 1	(a).	Name of Issuer:

SED International Holdings, Inc.

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

3505 Newpoint Place, #450
Lawrenceville, GA 30043

Item 2	(a).	Name of Person Filing:

(i)	MPIC Fund I, LP
(ii)	MPIC Canadian Limited Partnership
(iii)	Corner Market Capital U.S., Inc.
(iv)	Corner Market Management Inc.
(v)	Corner Market Capital Corporation
(vi)	Sanjeev Parsad
(vii)	Alnesh Mohan

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

(i) through (vii)	Suite 1350, PO Box 11610 650 West Georgia Street Vancouver, BC V6B 4N9

Item 2	(c).	Citizenship:

(i)	Delaware
(ii)	Vancouver, British Columbia, Canada
(iii)	Delaware
(iv)	Vancouver, British Columbia, Canada
(v)	Vancouver, British Columbia, Canada
(vi)	Canada
(vii)	Canada

Item 2	(d).	Title of Class of Securities:

Common Stock

Item 2	(e).	CUSIP Number:

784109209

Item 3.		If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
	(c)	☐	Insurance Company as defined in Section 3(a)(19) of the Act;
	(d)	☐	Investment Company registered under Section 8 of the Investment Company Act;
	(e)	☐	Investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
	(f)	☐	Employee benefit plan or endowment plan in accordance with Rule 13d-1(b)(1)(ii)(F);

CUSIP No. 784109209	13G	Page of 10 of 14 Pages

(g)	☐	Parent holding company or control person, in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940:
(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(j).

	☒	If this statement is filed pursuant to Rule 13d-1(c), check this box.

Item 4.		Ownership.

	(a)	Amount beneficially owned: See Item 9 on the cover page.

	(b)	Percent of class: See Item 11 on the cover page.

	(c)	Number of shares as to which such person has:

		(i)	Sole power to vote or to direct the vote:
		(ii)	Shared power to vote or to direct the vote:
		(iii)	Sole power to dispose or to direct the disposition of:
		(iv)	Shared power to dispose or to direct the disposition of: 312,479*

*
As of January 16, 2014, (i) MPIC Fund I, LP directly owned 135,000 shares of common stock and (ii) MPIC Canadian Limited Partnership directly owned 115,000 shares of common stock. Corner Market Capital U.S., Inc. is the general partner of MPIC Fund I, LP. Corner Market Management Inc. is the general partner of MPIC Canadian Limited Partnership. Corner Market Capital U.S., Inc. and Corner Market Management Inc. are both wholly owned subsidiaries of Corner Market Capital Corporation. The foregoing should not be construed in and of itself as an admission by any reporting person as to the beneficial ownership of shares of common stock owned by another reporting person.

Corner Market Capital Corporation has, indirectly through its subsidiaries, the power to vote or to direct the vote, and to dispose or to direct the disposition of, and may be deemed to beneficially own, the 250,000 shares of common stock owned by MPIC Fund I, LP and MPIC Canadian Limited Partnership. Alnesh Mohan and Sanjeev Parsad as executive officers of Corner Market Capital Corporation may be deemed to be the beneficial owners of all shares of common stock owned by MPIC Fund I, LP and MPIC Canadian Limited Partnership. Each of Corner Market Capital Corporation, Corner Market Management Inc., Alnesh Mohan and Sanjeev Parsad hereby disclaims beneficial ownership to such shares of common stock, except to the extent of their pecuniary interest therein.

Instruction.  For computations regarding securities which represent a right to acquire an underlying security, see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If the statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☒.

CUSIP No. 784109209	13G	Page of 11 of 14 Pages

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

N/A

Item 8.	Identification and Classification of Members of the Group.

N/A

Item 9.	Notice of Dissolution of Group.

N/A

Item 10.	Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 24, 2014	MPIC Fund I, LP

	By:	Corner Market Capital U.S., Inc.
	Its:	General Partner

	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan
	Title:	Managing Partner

CUSIP No. 784109209	13G	Page of 12 of 14 Pages

April 24, 2014	MPIC Canadian Limited Partnership

	By:	Corner Market Management Inc.
	Its:	General Partner

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	Managing Partner

April 24, 2014	Corner Market Capital U.S., Inc.

	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan
	Title:	CEO

April 24, 2014	Corner Market Management Inc.

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	President

April 24, 2014	Corner Market Capital Corporation

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	President

April 24, 2014	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad

April 24, 2014	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan

CUSIP No. 784109209	13G	Page of 13 of 14 Pages

INDEX TO EXHIBITS

Exhibit No.	Description

1	Joint Filing Agreement

CUSIP No. 784109209	13G	Page of 14 of 14 Pages

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree to the joint filing on behalf of each of them of a Schedule 13G, relating to the beneficial ownership of common stock of SED International Holdings, Inc. and further agree that this Joint Filing Agreement be included as an exhibit to such joint filing. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument..

April 24, 2014	MPIC FUND I, LP

	By:	Corner Market Capital U.S., Inc.
	Its:	General Partner

	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan
	Title:	Managing Partner

April 24, 2014	MPIC CANADIAN LIMITED PARTNERSHIP

	By:	Corner Market Management Inc.
	Its:	General Partner

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	Managing Partner

April 24, 2014	CORNER MARKET CAPITAL U.S., INC.

	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan
	Title:	CEO

April 24, 2014	CORNER MARKET MANAGEMENT INC.

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	President

April 24, 2014	CORNER MARKET CAPITAL CORPORATION

	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad
	Title:	President

April 24, 2014	By:	/s/ Sanjeev Parsad
	Name:	Sanjeev Parsad

April 24, 2014	By:	/s/ Alnesh Mohan
	Name:	Alnesh Mohan